UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Contents

On July 15, 2024, ASLAN Pharmaceuticals Limited, or the Company, issued a press release titled: “ASLAN Pharmaceuticals Announces Receipt of Nasdaq Listing Determination; Has Determined Not to Appeal.” A copy of this press release is furnished herewith as Exhibit 99.1.

Delisting from The Nasdaq Capital Market may adversely affect the Company’s ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade the Company’s securities and may negatively affect the value and liquidity of the Company’s American Depositary Shares (“ADSs”). Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form F-3 (File No. 333-278217), Registration Statement on Form F-3 (File No. 333-280145), Registration Statement on Form F-3 (File No. 333-278217), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843), Registration Statement on Form S-8 (File No. 333-270832) and Registration Statement on Form S-8 (File No. 333-278634).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the trading price of the Company’s ADSs. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans and maintain its listing. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibit
Exhibit Number	Exhibit Description

99.1	Press release dated July 15, 2024 titled: “ASLAN Pharmaceutics Announces Receipt of Staff Delisting Determination from Nasdaq; Has Determined Not to Appeal.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)
By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: July 15, 2024